UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: May 3, 2018

(Date of earliest event reported)

DATCHAT, INC.

(Exact name of issuer as specified in its charter)

Nevada	47-2502264
(State or other jurisdiction of incorporation	(I.R.S. Employer Identification No.)
or organization)

65 Church Street, Second Floor

New Brunswick, New Jersey 08901

(Full mailing address of principal executive offices)

(732) 354-4766

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 1.       Fundamental Changes

Amendment to Spherix Merger Agreement

As previously disclosed on a Current Report on Form 1-U filed on March 15, 2018 with the Securities and Exchange Commission (the “SEC”), on March 12, 2018, DatChat, Inc., a Nevada corporation (the “Corporation”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Corporation, Spherix Incorporated, a Delaware corporation (“Spherix”), Spherix Merger Subsidiary Inc., a Nevada corporation and a wholly-owned Subsidiary of Spherix (“Merger Sub”), and Darin Myman in his capacity as the representative from and after the effective time (the “Effective Time”) of the Merger (defined below) for the stockholders of the Corporation as of immediately prior to the Effective Time (the “Stockholder Representative”), pursuant to which Merger Sub will merge with and into the Corporation (the “Merger”), with the Corporation continuing as the surviving corporation in the Merger. Pursuant to the Merger Agreement, at the Effective Time all of the shares of capital stock of the Corporation issued and outstanding immediately prior to the Effective Time will be converted into the right to receive an aggregate of 46,153,846 shares of Spherix common stock (the “Stockholder Merger Consideration”), with each share of Spherix common stock valued at $1.30 per share.

On May 3, 2018, the Corporation, Spherix, Spherix Merger Sub, and the Stockholder Representative entered into a First Amendment to Agreement and Plan of Merger (the “Amendment”), pursuant to which the Merger Agreement was amended to reduce the Stockholder Merger Consideration from 46,153,846 shares of Spherix common stock to 34,615,385 shares of Spherix common stock.

The foregoing description of the Amendment does not purport to be complete and is subject to and qualified in its entirety by reference to the Amendment, which is filed as Exhibit 6.1 to this Current Report on Form 1-U and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
6.1	First Amendment to Agreement and Plan of Merger, dated as of May 3, 2018, by and among Spherix Incorporated, Spherix Merger Subsidiary Inc., DatChat, Inc. and Darin Myman

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2018	DATCHAT, INC.

	By:	/s/ Darrin Myman
Chief Executive Officer, Chief Financial Officer, and Director

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